BlackRock ETF Trust II
100 Bellevue Parkway
Wilmington, DE 19809

December 23, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	BlackRock ETF Trust II (the “Trust”)
(Securities Act File No. 333-236575; Investment Company Act File No. 811-23511)
Request for Withdrawal of Amendment

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust’s post-effective amendment filed with respect to the BlackRock China Bond ETF (the “Fund”). The post-effective amendment was filed on Form N-1A, as referenced below, and has not become effective as of the date of this letter.
Registered Fund Name	Series Identifier	Post-Effective Amendment No.	Initial Filing Date
BlackRock China Bond ETF	S000075904	3	1/27/2022

The Trust has also filed subsequent 485BXT filings for the sole purpose of extending the original effective date of the initial filing. The most recent 485BXT filing was filed on December 21, 2022 and is scheduled to become effective on January 20, 2023. The Trust also respectfully requests the withdrawal of each 485BXT filing.

Subsequent to the filings, the Trust decided not to go forward with the offering of the Fund as a series of the Trust. No securities were sold in connection with the offering.
If you have any questions, please call Benjamin J. Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.
Sincerely,
BlackRock ETF Trust II
By:	/s/ Janey Ahn
Janey Ahn
Secretary

cc:	Benjamin J. Haskin
Esther Lee